First Investors Funds
40 Wall Street
New York, NY 10005

June 30, 2017

VIA EDGAR

Ms. Kathy Churko
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, DC 20549

Re: First Investors Equity Funds (File Nos. 033-46924 and 811-06618), First Investors Income Funds (File Nos. 002-89287 and 811-03967) and First Investors Life Series Funds (File Nos. 002-98409 and 811-04325) (each, a “Registrant” and together, the “Registrants”)

Dear Ms. Churko:

On behalf of the above referenced Registrants, the following are responses to the Staff’s comments that you provided telephonically on March 7, 2017 regarding certain filings by the Registrants. Each comment is set forth below, followed by the Registrants’ response to the comment.

1.	Concentration Policy of First Investors Select Growth Fund

The Select Growth Fund had 31% of its net assets invested in the Information Technology sector as of September 30, 2016. The fundamental investment policy in the Registrant's Statement of Additional Information’s states that, except for the Real Estate Fund, and except for any Fund that is “concentrated” in an industry or group of industries within the meaning of the Investment Company Act of 1940, the Fund will not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry. Does the Fund concentrate in any industry? In addition, consider adding to the principal risk section of the prospectus disclosure on sector risk.

Response: Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) requires in part that an investment company recite in its registration statement whether it reserves the freedom to concentrate investments in a particular “industry or group of industries.” Instruction 4 to Item 9(b) of Form N-1A similarly requires an investment company to “[d]isclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).”

The 1940 Act does not define the phrase “industry or group of industries” nor has the Securities and Exchange Commission done so. Former Guide 19 to Form N-1 stated that “[a] registrant may ... select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although Guide 19 does not apply to registration statements currently filed under Form N-1A, the Securities and Exchange Commission has continued to cite this section of former Guide 19 approvingly with respect to industry concentration. See Securities and Exchange Commission’s Brief Amicus Curiae dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N. D. Cal.) at 8 and 9; SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.

The Select Growth Fund does not concentrate in any one industry. We note that Information Technology constitutes a sector, not an industry. Please note that sector risk was included as a risk for the Select Growth Fund in the post-effective amendment to the First Investors Equity Funds’ registration statement dated January 31, 2017.

2.	Non-Diversified Status of First Investors International Opportunities Bond Fund and First Investors Real Estate Fund

The Registrants describe these Funds as non-diversified under the Investment Company Act of 1940, as amended (the “1940 Act”) but based on their most recent financial statements each appears to be diversified. Please advise how long the Funds have been operating as diversified. If either Fund has been operating as diversified for more than three years, you will be required to obtain shareholder approval for that Fund to resume operating as non-diversified.

Response: The First Investors International Opportunities Bond Fund, which commenced operation in August 2012, has been operating as non-diversified since its launch.  The First Investors Real Estate Fund, which commenced operation in April 2015, has been operating as non-diversified at various times since its inception. The Registrants are aware of the requirement to obtain shareholder approval to return to operating as non-diversified if an investment company has been operating as diversified for more than three years.

3.	Disclosure of Individual Series Names in Report of Independent Registered Public Accounting Firm for First Investors Life Series Funds

In the Report of Independent Registered Public Accounting Firm for the First Investors Life Series Funds (“Auditor’s Report”), the names of the individual series comprising the Trust were not listed. This is not consistent with the illustrative auditor’s report that is shown in Section 12.25 of the Audit & Accounting Guide for Investment Companies published by the American Institute of Certified Public Accountants, Inc. (the “Guide”). Please discuss with the Registrant’s independent registered public accounting firm whether to file an amended Form N-CSR with an updated Auditor’s Report listing the names of the individual series.

Response: Initially, we note that we do not believe it is consistent with the filing requirements of Form N-CSR to file an amended Form N-CSR containing the shareholder report and a revised Auditor’s Report that varies from the report sent to shareholders. The general instructions to Form N-CSR, under Item 1, direct the Registrant to include a copy of the report transmitted to shareholders pursuant to Rule 30e-1 under the 1940 Act. A filing with an amended Auditor’s Report listing the names of the series of the Trust would not represent the report that was sent to shareholders. In addition, we note that we have reviewed Section 12.25 of the Guide and believe that the illustrative auditor’s report is intended as an example and is not intended as proscriptive. Finally, we note that the individual series are listed on the cover page of the shareholder report and in Note 1 to the financial statements.

However, as per your request, we have discussed this matter with the Independent Registered Public Accounting Firm for the Registrant, Tait, Weller & Baker LLP (“Tait Weller”). Tait Weller has reviewed the matter and advised us that they do not believe that an amended filing is required. Nevertheless, in future reports by the Registrants, Tait Weller will list the names of the individual series comprising a trust in its Auditor’s Report.

4.	Description of Fund-of-Funds Structure for First Investors Strategic Income Fund

In future shareholder reports of the First Investors Strategic Income Fund, please include a description of its fund-of-funds structure in accordance with FASB Topic 946, paragraph 235-50-5.

Response: Going forward, the Registrant will provide this information in the shareholder reports for the Strategic Income Fund.

5.	EDGAR Status for First Investors Life Series Target Maturity 2015 Fund

The shareholder report for the First Investors Life Series Funds does not include the Target Maturity 2015 Fund (the “2015 Fund”). Provide an explanation as to why the 2015 Fund is not included in the shareholder report, but is shown in the Securities and Exchange Commission’s EDGAR system as “active”. If the 2015 Fund is no longer active, please update the 2015 Fund’s status in the Securities and Exchange Commission’s EDGAR system.

Response: The 2015 Fund was a fund that matured before the end of December 2015. As noted in the 2015 Fund’s prospectus dated May 1, 2015, the vast majority of the 2015 Fund’s investments consisted of non-callable zero coupon bonds issued by the U.S. Government, its agencies or instrumentalities, that matured on or around the maturity date of the 2015 Fund, which was December 31, 2015. All shareholder accounts were fully liquidated by December 15, 2015, as all of the 2015 Fund’s investments matured by that date. Since the 2015 Fund had no shareholders at December 31, 2015, it was not included in the shareholder report of the First Investors Life Series Funds. The Registrant previously deactivated the 2015 Fund on the Securities and Exchange Commission’s EDGAR system.

If you have any additional questions or comments, please feel free to contact me at 732-855-2712.

Sincerely,

/s/ Joseph I. Benedek
Joseph I. Benedek
Treasurer

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